August 28, 2008

Mail Room 4561
Via fax (210) 690-8824

David L. Mann
President
GlobalSCAPE, Inc.
4500 Lockhill-Selma, Suite 150
San Antonio, TX 78249

      Re: **GlobalSCAPE, Inc.**
              Item 4.02 Form 8-K
              Filed August 18, 2008
              File No. 1-33601

Dear Mr. Mann,

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kari Jin
Staff Accountant